EXHIBIT 99.4

June 15, 1999

The Board of Directors
Texas Central Bancshares, Inc.
401 West Texas, Suite 100
Texas Central, Texas  79701-4414
Attention:  Michael Ruff

Members of the Board:

      We understand that Texas Central Bancshares, Inc. ("TCBI"), Bank United Corp., a Delaware corporation ("BUC"), and BUC Acquisition Corporation II, a Texas corporation ("Acquisition Company") have entered into an Agreement and Plan of Reorganization (the "Merger Agreement") dated March 23, 1999, which provides for the merger (the "Merger") of TCBI and its subsidiary, Texas Central Bank National Association ("Texas Central" or the "Bank"), with and into a new wholly owned Texas subsidiary corporation of BUC (the Acquisition Company). Pursuant to the terms of the Merger Agreement, each issued and outstanding share of common stock, par value $1.00, of TCBI, as of the date the Merger becomes effective, will be converted into the right to receive 2.02797 (the "Exchange Ratio") shares of Bank United Corp. Class A Common Stock, par value $0.01, not to exceed in the aggregate 710,000 shares, as described in the Merger Agreement, with certain provisions for fractional shares. The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We understand that as a result of the Merger, (i) TCBI and the Acquisition Company shall each be merged with and into BUC and each will cease to exist and that (ii) Texas Central will be merged with and into Bank United Corp. and will cease its separate existence.

      You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to holders of the TCBI common stock.

      Our opinion is based on information furnished to us by TCBI and BUC, their attorneys, accountants, or obtained by us from published and verbal sources we consider relevant. We have relied upon and assumed the accuracy and completeness of all information submitted to us or that as publicly available and have made no independent verification of this information. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying upon financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of TCBI and BUC as to the expected future results of operations and financial condition of TCBI and BUC to which such analyses or forecasts relate. We have relied as to all legal matters relevant to rendering our opinion upon the
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advice of counsel. TCBI and BUC's management have informed us that they know of no additional information which would have a material effect upon our valuation.

      In arriving at our opinion, we have followed generally accepted industry practices for the valuation of commercial banks and have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. In giving our opinion, we have given consideration to all available financial data and other relevant factors effecting fair market value including, but not limited to the following, (i) reviewed certain publicly available financial statements and other information of TCBI and BUC, (ii) reviewed certain internal financial statements and other financial and operating data concerning TCBI and BUC prepared by the management of TCBI and BUC, (iii) analyzed certain summary financial projections concerning TCBI and BUC prepared by the management of TCBI and BUC, respectively; (iv) reviewed and discussed with senior executives of TCBI the past and current operations and prospects of TCBI, (v) reviewed and discussed with senior executives of BUC the past and current operations and financial condition and the prospects of BUC and analyzed the estimated pro forma impact of the Merger, including on the combined company's earnings per share, consolidated capitalization and financial ratios,
(vi) reviewed and discussed with senior executives of TCBI and BUC the strategic objectives of the Merger and the long term benefits expected to result from the Merger, including without limitation, certain estimates and timing of synergies and other cost savings for the continued company, (vii) reviewed reported prices and trading activity for transactions in TCBI stock and BUC stock, (viii) compared the financial performance of TCBI and BUC and the prices and trading activity of TCBI and BUC with that of certain other comparable publicly traded companies and their securities, (ix) reviewed the financial terms, to the extent publicly available, of certain comparable transactions, (x) reviewed the Merger Agreement and certain related documents, and (xi) considered other such factors as we have deemed appropriate.

      Neither SAMCO Capital Markets ("SAMCO") nor the individuals involved in this valuation have any present or contemplated future financial interest in TCBI or BUC which might prevent them from rendering a fair and unbiased opinion. Our opinion is necessarily based upon the business, market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter, and does not address TCBI's underlying business decision to enter into the Merger Agreement or constitute any recommendations to any holder of common stock of TCBI as to how such holder should vote with respect to the Merger Agreement. We were requested to, and did, solicit third party offers to acquire all or any part of TCBI. In addition, we understand that the Merger may render in effect a taxable transaction and our opinion may be used for purposes of the shareholders in determining the tax liability they may have upon conversion.

      In reaching our opinion, we have assumed that the Merger will be consummated in accordance with the terms described in the Merger Agreement. We consent to the reference to our firm and the inclusion of our opinion in its entirety in any filing with the Securities and Exchange Commission related to the Merger. Based on the foregoing and in consideration of all relevant factors, it is our opinion, as of the date of this letter, that the Exchange Ratio is fair and equitable to all holders of Texas Central Bancshares, Inc. common stock, from a financial point of view.

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      SAMCO Capital Markets appreciates the opportunity to be of service to you in this matter.

                                          Very truly yours,

                                          SAMCO Capital Markets


                                          By:/s/ DORY A. WILEY
                                                 Dory A. Wiley

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